1095 Avenue of the Americas New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

ALLISON M FUMAI

allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 698 698 3599 Fax

April 27, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:   Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)
(File No. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N‑1A relating to amending the investment objective of the Active International Allocation Portfolio (the “Fund”), a series of the Company, filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2017.  The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 199 to the Company’s registration statement on Form N‑1A, which will be filed via EDGAR on or about April 27, 2018.

COMMENTS TO THE PROSPECTUS

Comment 1.
Please revise the disclosure in the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” to clarify those securities in which the Fund may invest.  Furthermore, if the Fund focuses its investments among a particular capitalization range of companies, please include relevant disclosure stating such.

Response 1.        We respectfully acknowledge the comment; however, we believe the disclosure in the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies” to appropriately disclose that the Fund primarily invests in equity securities.  Furthermore, we hereby confirm that the Fund does not focus its investments among a particular capitalization range of companies.

Comment 2.
Consistent with the Staff’s position regarding funds with “International” in their name, please revise the disclosure to include how the Fund determines to invest a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world. Furthermore, please supplementally explain how using jurisdiction of organization in determining whether an issuer is an issuer of a particular country or region satisfies Rule 35d-1.

Response 2.        The disclosure has been revised accordingly.  Furthermore, we believe that jurisdiction of organization is an appropriate factor for determining compliance with Rule 35d-1.  In the release proposing Rule 35d-1, the Commission recognized that the three prongs set forth in the Fund’s “economically tied” test are valid for determining whether issuers are operating in a particular country.  See Investment Company Act Release No. 22530 (Feb. 27, 1997).  We concur with the Commission’s view on this point.  With respect to the third prong, we believe that having a principal place of business or jurisdiction of organization in a particular country will ordinarily subject an issuer to laws and regulations of economic effect of that country, including tax laws, substantive regulation (e.g., banking or insurance laws), court judgments, currency expatriation laws and nationalization laws that will impact the business operations of the issuer.  Accordingly, we believe that satisfying the third prong will “economically tie” an issuer to a country within the meaning of Rule 35d-1.  In response to prior Staff comments, disclosure is included to clarify that a particular issuer could be deemed to be from more than one country under the current three prong test.

Furthermore, consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Fund intends to invest its assets in investments that are economically tied to a number of countries throughout the world.  We would respectfully note that we believe that the Fund’s current disclosure is consistent with the requirements of Rule 35d-1 and Form N-1A.

Comment 3.	Please revise the disclosure to add a plain English explanation of, or clarify the use of, the terms “bottom-up,” “conviction levels” and “analysis of sustainability.”

Response 3.        We respectfully acknowledge the comment; however, we believe the terms “bottom-up,” “conviction levels” and “analysis of sustainability” to be plain English or appropriately clarified otherwise in the Fund’s prospectus.  Specifically, “bottom-up” investing within the industry is understood to mean focusing upon specific companies on an individual level, rather than from the perspective of the relevant economy or country as a whole. In addition, “conviction levels,” when read in context of the Fund’s prospectus disclosure of the Adviser’s and Sub-Adviser’s proprietary framework to quantitatively and qualitatively rank countries, is intended to stand for the Adviser’s and/or Sub-Adviser’s confidence in an investment decision. Finally, the disclosure subsequent to “analysis of sustainability” indicates that such analysis is with respect to “financial strength, environmental and social factors and governance (also referred to as ESG)”; that is, the Adviser’s and/or Sub-Adviser’s investment process seeks companies that can grow in a sustainable manner.

Comment 4.	To the extent that the Fund will invest in contingent convertible securities, please add appropriate risk disclosure.

Response 4.        We respectfully acknowledge the comment; however, the Fund does not currently intend to invest in contingent convertible securities.

Comment 5.
Please revise the disclosure to clarify that performance information, prior to implementation of the new investment objective and strategy, is based upon the Fund’s prior investment objective and strategy.

Response 5.        We respectfully acknowledge the comment; however, we believe such disclosure is not required to be included per Form N-1A.  In addition, because the Fund will be transitioning its investment style over a three- to six-month period contingent upon shareholder approval of the Fund’s investment objective change, we believe adding a specific date upon which performance information is tacked to the prior investment objective and strategy would be ambiguous and potentially misleading to shareholders.

Comment 6.	To the extent that a principal investment strategy or principal risk has not been included in the Fund’s prospectus, please add appropriate disclosure.

Response 6.        We hereby confirm that the Fund’s current disclosure is consistent with its proposed principal investment strategies and principal risks.

Comment 7.	Please supplementally provide the extent to which the Fund may invest in non-agency mortgage-backed securities rated below investment grade.

Response 7.        We hereby confirm that the Fund may currently invest up to 10% of its assets in non-agency mortgage-backed securities rated below investment grade, but that non-agency mortgage-backed securities will not constitute part of the Fund’s principal investment strategy.

Comment 8.	Please supplementally confirm whether the Fund may invest in non-traded real estate investment trusts (“REITs”) and, if so, please provide the extent to which the Fund may invest in such.

Response 8.         We hereby confirm that the Fund may currently invest in non-traded REITs in an amount up to 10% of its assets, but that non-traded REITs will not constitute part of the Fund’s principal investment strategy.

Comment 9.	Please supplementally provide the extent to which the Fund may invest in privately placed and restricted securities.

Response 9.        Consistent with current disclosure, the Fund will not purchase privately placed and restricted securities if deemed illiquid and investing in such would cause the Fund to have invested greater than 15% of its net assets in illiquid securities, determined at the time of investment. We hereby confirm that privately placed and restricted securities do not currently constitute part of the Fund’s principal investment strategy.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 10.	Please confirm that, if the Fund enters into credit default swap arrangements, the Fund covers the full notional amount of each swap agreement where protection is sold.

Response 10.       We hereby confirm that the Fund covers the full notional amount of each credit default swap agreement pursuant to which protection is sold.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel).  Thank you.

Best regards,

/s/ Allison M. Fumai
Allison M. Fumai